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[redacted]

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

August 14, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
Grupo Industrial Saltillo, S.A. de C.V.
("GISSA") File No. 82-5019

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language version of the following Spanish-language original document pertaining to GISSA:

1. GISSA press release, dated August 2, 2002, outlining a joint venture with NPL Technologies Ltd.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by GISSA that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

dlw 9/21

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Best regards,

Edward R. Flagg

(Enclosure)

cc: Manuel I. Fernandez Perez
(Grupo Industrial Saltillo, S.A. de C.V.)
Howard M. Kleinman, Esq.
(Sidley Austin Brown & Wood LLP)

GRUPO INDUSTRIAL SALTILLO

For Immediate Release

Grupo Industrial Saltillo Reaches Agreement to Sell its 51% Controlling Stake in Ditemsa Foundry Tooling to NPL Technologies Ltd.

Grupo Industrial Saltillo and NPL Technologies to Enter Technical Joint Venture

Saltillo, Mexico, August 2, 2002 – Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced that it has reached an agreement to sell its 51% controlling interest in Ditemsa S.A. de C.V. (Ditemsa), the foundry tooling business of GISSA's Metal and Automotive Division, to NPL Technologies Ltd., the largest pattem and toolmaker in the UK. This transaction is expected to be completed during the third quarter of 2002.

Ditemsa is the leading foundry tooling and plastic molds manufacturer in Mexico with modem facilities and highly trained employees. This sale includes solely the transfer of the foundry tooling business of Ditemsa. The plastic molds operation (Ditemsa Moldes) was previously separated into a stand-alone entity and was therefore not included in the transaction. For the first six months of 2002, Ditemsa's foundry tooling operation represented 1.2% and 1.6% of GISSA's consolidated sales and EBITDA, respectively.

NPL Technologies Ltd. (NPL Technologies) will transfer technology and know-how and will make significant capital investments in high-speed machines and other advanced equipment for Ditemsa. These contributions are geared towards transforming Ditemsa into a world-class leader in new tooling, maintenance, repair, design and engineering, and will enable Ditemsa to better serve the automotive foundry industry in Mexico as well as the rest of North and South America.

Ernesto Lopez de Nigris, Vice President of Operations for Industrial Products at GISSA, stated, "as a result of this transaction, GISSA will be in a better position to focus on its core businesses in Cifunsa and Castech relating to iron and aluminum automotive engine blocks and heads and autoparts foundry products. This venture will be jointly managed and will greatly benefit from NPL Technologies' experience as a key supplier of patterns, models and tooling to the European automotive industry, aerospace and rail markets. Certainly, this joint venture will link GISSA's core businesses together with a world-class supplier."

ABOUT GRUPO INDUSTRIAL SALTILLO

GISSA is one of Mexico's leading industrial companies. GISSA operates three divisions with combined annual revenues of US$708 million and EBITDA of US$147 million for fiscal year 2001, producing a profit margin of 21 percent. The Metal and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, Ditemsa and Techmatec plants. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares Division includes the production of kitchen and tableware products. Seale & Associates, LLC acted as advisor to GISSA on this transaction.

ABOUT NPL TECHNOLOGIES

NPL Technologies, a company based in Neneton UK with 40 years' experience in manufacturing, is a key supplier of patterns, molds and tooling in the European automotive industry. Its customers are BMW, Land Rover, Jaguar, leading Formula 1 teams and several companies in the aerospace and rail markets. NPL Technologies has revenues in excess of US$14 million per year.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause GISSA's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for GISSA's products; competitive products and pricing; economic conditions in GISSA's product and geographic markets and foreign currency fluctuations.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth Intl.
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com